Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

July 12, 2010

By Fax and Edgar

Russell Mancuso
Branch Chief - Legal
Securities and Exchange Commission
Fax:       202-772-9349

Re: Havaya Corp.
Registration Statement on Form S-1 - Amendment No. 2
File No. 333-165083
Originally Filed February 26, 2010

Dear Mr. Mancuso:

Havaya Corp. (“Havaya”) acknowledges receipt of the letter dated June 4, 2010 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").  Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Second Amended Draft") and have tracked all changes in the edgarized document for ease of review.  The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings.  Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments.  Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that Havaya is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

Fee Table

1.           We refer to prior comment 1 and footnotes 2 and 3.  Please tell us why you continue to reference both Rule 457(a) and Rule 457(o).

Response:  We referenced both Rule 457(a) and Rule 457(o) since we originally paid the required registration fee based on the maximum aggregate offering price of all the securities listed pursuant to Rule 457(o) when we filed the first draft of our Registration Statement, which means that as of the filing of our amendments to our Registration Statement, the required filing fee has already been paid pursuant to Rule 457(a).  However, in light of your comment, we have revised the fee table to clarify that the registration fee previously paid by Havaya was based on Rule 457(o).  See the Second Amended Draft cover page.

Risk Factors, page 8

2.	Please include a risk factor disclosing your response to prior comment 50 and disclose how this could impact investors.

Response:  Revised.  We have revised the document to include the following risk factor (Risk Factor No. 33):

“We have not yet engaged the services of a transfer agent which may affect our stockholders’ ability to transfer their shares in the Company.

We have not yet engaged the services of a transfer agent, and until a transfer agent is retained, Havaya will act as its own transfer agent.  The absence of a professional transfer agent may result in delays in the recordation of share transfers and the issuance of new stock certificates, which has the potential to disrupt the orderly transfer of stock from one stockholder to another.”

Our officers and directors are located…page 10

3.
We refer to prior comment 5 and your disclosure that your assets “may” be held outside of the United States “from time to time.”  Please revise your disclosure to clarify whether your assets currently are held outside of the United States and whether you expect them to be held outside the United States in the future.

Response:  Revised.  We have revised the document to include the following additional disclosure in Risk Factor No. 8:  “Currently, the only assets of ours that are held outside of the United States are product samples for testing, for package design, and for future marketing purposes.  We expect such product samples to continue to be held outside of the United States in the future until they are used pursuant to our testing, design, and marketing activities.”

4.
Refer to your disclosure that courts in Israel “may” not permit lawsuits for the enforcement of judgments arising out of the securities law of the United States.  Please disclose the reason for the uncertainty.

Response:  Revised.  We have revised the document to include the following additional disclosure in Risk Factor No. 8:

Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

“In accordance with the Israeli Law on Enforcement of Foreign Judgments, 5718-1958, and subject to certain time limitations (the application to enforce the judgment must be made within five years of the date of judgment or such other period as might be agreed between Israel and the United States), an Israeli court may declare a foreign civil judgment enforceable if it finds that:
•	the judgment was rendered by a court which was, according to the laws of the State in which the court is located, competent to render the judgment;
•	the judgment may no longer be appealed;
•
the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

•	the judgment is executory in the State in which it was given.
An Israeli court will not declare a foreign judgment enforceable if:
•	the judgment was obtained by fraud;
•	there is a finding of lack of due process;
•	the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel;
•	the judgment is in conflict with another judgment that was given in the same matter between the same parties and that is still valid; or
•	the time the action was instituted in the foreign court, a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.
Furthermore, Israeli courts may not adjudicate a claim based on a violation of U.S. securities laws if the court determines that Israel is not the most appropriate forum in which to bring such a claim. Even if an Israeli court agrees to hear such a claim, it may determine that Israeli law, not U.S. law, is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact, which can be a time-consuming and costly process.”

The reselling of teeth whitening kits…page 11

5.
We note your disclosure that products you plan to sell “may be subject to regulation” and “may require you to be registered.”  Please revise to provide greater clarity as to your regulatory status or explain the reasons for your uncertainty.

Response:  Revised.  We have revised the first paragraph of Risk Factor No. 14 in the document to clarify our regulatory status as follows:

“The marketing, distribution and sale of the private label teeth whitening kits that we propose to sell will be subject to the requirements of various federal, state and local laws and regulations.  While the FDA currently classifies teeth whitening products as cosmetic products that are not subject to FDA regulations, the products we plan to sell are subject to the Federal Food, Drug and Cosmetic Act, which regulates the advertising, record keeping, labeling, handling, storage and sale of cosmetics.”

Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

State securities law, page 15

6.
Please revise to disclose your response to prior comment 12 and clearly disclose the impact that this could have on secondary trading in your securities.  Also clearly indicate in which states investors can resell your securities given that you do not plan to register or qualify your stock in any state.

Response:  Revised.  We have revised Risk Factor No. 28 in the document to include additional disclosure as follows:

“If you purchase shares of our common stock sold in this offering, you may not be able to resell the shares in any state unless and until the shares of our common stock are qualified for secondary trading under the applicable securities laws of such state or there is confirmation that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in such state.  We currently do not intend to register or qualify our stock in any state.  Because the shares of our common stock registered hereunder have not been registered for resale under the blue sky laws of any state, and we have no current plans to register or qualify our shares in any state, the holders of such shares and persons who desire to purchase such shares in any trading market that might develop in the future, should be aware that there may be significant state blue sky restrictions upon the ability of investors to purchase and sell such shares.  In this regard, each state's statutes and regulations must be reviewed before engaging in any securities sales activities in a state to determine what is permitted, or not permitted, in a particular state.  Furthermore, even in those states that do not require registration or qualification for the resale of registered securities, such states may require the filing of notices or place additional conditions on the availability of exemptions.  Accordingly, since many states continue to restrict the resale of securities that have not been qualified for resale, investors should consider any potential secondary market for our securities to be a limited one.”

Should our stock become listed… page 16

7.
We note your response to prior comment 14.  Please provide us your basis for concluding that you currently have sufficient resources to comply with your obligations under the federal securities law.  In this regard, we note your disclosure at the top of page 37 concerning your anticipated legal and accounting expenses for the next twelve months.

Response:  Our conclusion that we currently have sufficient resources to comply with our obligations under the federal securities laws is based on the following:  (1) we have estimated our legal and accounting expenses (including federal securities law compliance) for the next twelve months to be $25,000, (2) as of May 17, 2010, we had $24,956.61 in cash in the bank (which has since been reduced to $22,416); and (3) we estimate that our directors will loan the Company any funds that may be necessary to comply with the federal securities over the next 12 months in the event of any shortfall.

Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

Dilution, page 17

8.	We note your response to prior comment 16. Please tell us where you have disclosed the information referenced in your response.

Response:  Revised.  We have revised our disclosure in the “Dilution” section of the document to include the following additional disclosure to be added at the beginning of this section:  “None of the proceeds from the sale by the Selling Stockholders will be delivered to the Company, and therefore the proposed public offering will not include a public contribution.”

Sales Strategy, page 23

9.
We note your response to prior comment 21 and reissue the comment with respect to your timing projections on page 23 and your price projections on page 31.  You also should disclose the key assumptions regarding your initial order and first commercial order projections on page 23.  As it appears that you have revised these projections in this amendment, please disclose the inaccuracy of your previous projections.

Response:  Revised.  We have revised page 23 of the document to disclose the inaccuracy of our previous projections and to include the following additional disclosure with regard to the key assumptions regarding our initial order and first commercial order projections:

“We issued an initial purchase order for 100 units of teeth whitening kits for sampling, testing, and design purposes, and have directed that ten units be delivered to our offices in Israel for product testing and design purposes.  We had originally projected an initial order of 1,500 kits, which amount was based on negotiations with our first potential supplier that required a minimum order of 1,500 kits.  We revised this projection because our current supplier did not require us to place such a large minimum order.  Ten units have been delivered to our offices in Israel, and we are testing them and will shortly begin the package design process.  We believe that 100 units will be sufficient for sampling, testing, and design purposes.  We expect our first commercial order of the kits to cover a six-month production and sales period.  We estimate that the first commercial order will be around 5,000 kits.  We believe that a first commercial order in the area of 5,000 kits will be appropriate because it will allow us to maintain inventory at our fulfillment center warehouse in case sales are better then expected, which will protect us from unanticipated delays in production. However, this figure may change depending on the level of historical and future forecasted demand. Our initial projection of a first commercial order of 2,000 kits has been revised to 5,000 kits since our initial projection did not take into account the inventory that we would like to maintain as a safety net for any production delay.”

Marketing/Advertising Strategy, page 24

10.
We note your revised disclosure on pages 24 and 25 and your response to prior comment 23.  With a view to disclosure, please tell us how many commercials your budget will allow you to purchase from each network.  Provide us support for your cost assumptions.

Response:  Revised.  We have revised the document to revise our commercials budget to $9,605 and to include additional disclosure as follows:  “Based on our budget, during our three week “blitz” advertising campaign, we anticipate purchasing between 55-133 commercials on Lifetime Cable at a cost of between $25-$50 per airing, 55-138 commercials on Discovery Health at a running cost of $20-$50 per airing, and 8-35 commercials on CW Network at a running cost of $200-$400 per airing (not including prime time Monday – Friday or Sunday).”

Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

Activities to Date, page 25

11.
We note from your disclosure that you have entered into a supply and fulfillment agreement with Pacific Naturals, as further discussed on page 26 and elsewhere in you filing.  In this regard, please tell us if Pacific Naturals is owned by any of your related parties or affiliates.  If so, please describe to us the nature of this related party relationship.

Response:  Pacific Naturals is not owned by us, by any parties related to us, nor by any of our affiliates.

12.
We note your response to prior comment 18.  Please disclose the status of your discussions with production companies, indicate why you have been unable to execute agreements to date, and disclose the material hurdles that remain until you are able to obtain an agreement.

Response:  Revised.  We have revised the disclosure in the “Recent Corporate Developments” section on page 28 of the document to include the following additional disclosure:  “We have not executed an agreement with a production company due to our current need to conserve funds until we raise additional cash.”

13.	Please balance your disclosure requiring the Pacific Naturals agreement with the 90-day convenience termination mentioned in section 10 of the agreement.

Response:  Section 10 of the Agreement contains a typographical error due to the addition of a new section to the agreement which changed the section numbering.  The final clause in Section 10 is supposed to read as follows:  “. . . or, subject to Section 9 above, for convenience with ninety (90) days prior written notice.”  The intent of the parties is that as long as Havaya purchases twenty thousand (20,000) Private Label Products in the first year, Supplier may not terminate the Agreement.  We have revised our disclosure in the “Activities to Date” section of the document to include additional disclosure describing the Supplier’s right to terminate for convenience as follows:  “Either party may terminate the agreement for convenience upon ninety days prior written notice; provided, however, that as long as we purchase twenty thousand (20,000) private label products in the first year, Pacific Naturals may not terminate the Agreement for convenience.”

Results of Operations, page 26

14.
We note your revised disclosure on page 26 in response to prior comment 24.  Please tell us the name of the consultant who evaluated potential suppliers and the consultant who provided assistance in writing your business plan.  Please also tell us whether these consultants were control persons or promoters during the past five years.  Please refer to Item 401(g) of Regulation S-K.

Response:  The name of the consultant who evaluated potential suppliers is Zev Kiper, and the name of the consultant who provided assistance in writing our business plan is Daniella Crankshaw.  These consultants were neither control persons nor promoters of the Company during the past five years.

Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

Overview of the Company, page 28

15.
Please reconcile your disclosure on page 28 that Mr. Gober introduced you to Mr. Grundman in July 2009 with your disclosure on page 40 that Mr. Grundman has been an officer and director since July 2008.

Response:  Revised.  The reference to July 2009 on page 28 of the document was a typographical error and has been revised to July 2008.  See the Second Amended Draft.

16.
With a view to possible disclosure, please tell us whether Mr. Gober remains a shareholder and the extent of his holdings.  Please disclose what, if any, consideration Mr. Gober received for introducing you to Mr. Grundman and for resigning as President and sole Director.  We may have additional comment.

Response:  Mr. Gober is no longer a shareholder of Havaya.  Mr. Gober received no consideration for introducing us to Mr. Grundman or for resigning as President and sole director.

17.
We reissue prior comment 27 in part.  Please clarify whether your supplier has other distributors in your target markets selling the same product that you intend to offer, regardless of the name under which the product is sold.

Response:  Revised.  We have revised the “Recent Corporate Developments” section of the document to include additional disclosure as follows:  “Pacific Naturals has other distributors in our target markets selling the same product that we intend to offer, albeit under a different name.”

The Market Opportunity, page 29

18.
With a view toward disclosure, please tell us the purpose of your statement that you have not conducted any independent verification of the data.  Do you believe your disclosure is accurate?  If you do not know whether the data is accurate, please tell us how you believe that your disclosure of such data is consistent with your obligations under the Securities Act.

Response:  The purpose of the statement is to disclose that we have relied on secondary sources for the information disclosed in the document and that we have not performed any original market research.  We believe the disclosure is accurate and consistent with our obligations under the Securities Act.

19.	Please provide us with your analysis that supports the conclusions in your response to prior comment 28.

Response:  Our conclusion that we will be able to resell quantities of teeth whitening kits at prices that will be competitive with comparable products is based on (i) the price at which we will be purchasing the teeth whitening kits from our supplier, (ii) the cost of the order fulfillment services, and (iii) our knowledge of the prices currently being charged for teeth whitening kits being offered by competitors.  As disclosed in our Registration Statement, we intend to charge $29.99 for our private label teeth whitening kits (not including shipping), which is competitive with our competitors’ pricing.

Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

20.
We note your response to prior comment 29 and reissue the portion of the comment contained in the first and third bullets.  If you did not obtain a consent, please tell us how you determined that the sources of the data believe it remains reliable.  Please also refer to the final sentence of prior comment 29 and tell us whether you were affiliated with the preparation of any of the data.

Response:  We determined that the data used in our Registration Statement reflect the most recent available information and remain reliable. While we did not undertake an independent market study, the sources that we used to draft the Market Opportunity section of the document are reliable and up-to-date.  For example, the U.S. Market for Oral Care Products, 7th Edition, was published in April 1, 2009 and is based on information gathered from primary, secondary, and syndicated sources.  In addition, information regarding currently available tooth whitening products had been obtained from the current websites of the products referenced.

The market data that we cite was not prepared for our use in the Registration Statement.  It is publicly available information.  We are not affiliated with the entities that prepared the cited data.

Our Private Label Product, page 29

21.	Please revise to disclose whether you have paid for and received the goods referenced in section 5 of your supply and fulfillment agreement with Pacific Naturals.

Response:  Revised.  We have revised the “Our Private Label Product” section of the document to disclose details of payment for, and receipt of, goods referenced in section 5 of the supply and fulfillment agreement with Pacific Naturals as follows:  “On May 5, 2010, we placed an initial order for 100 teeth whitening kits from Pacific Naturals.  On May 27, 2010, we received delivery of the ten teeth whitening kits that we directed be shipped to our offices in Israel.  All 100 kits have been paid for in full.”

Target Market, page 30

22.	We reissue prior comment 33 in part. It appears that you have not addressed the filing obligation mentioned in that comment.

Response:  Revised.  We had revised the document so that it no longer includes active hyperlinks.  Any inactive uniform resource locators (URLs) that were in the document were intended solely to provide the source for the information actually included in the document.  There was no intent to incorporate information from any external web site by reference or to include any information from the external websites that did not actually appear in the document.  In accordance with footnote 41 of Release 33-7856, we noted that the internet addresses/URLs were inactive textual references only.  We have now revised the document to remove all inactive URLs.  See the Second Amended Draft.

Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

Product Pricing, page 31

23.
It is generally inappropriate to present revenue projections without also presenting a measure of income mentioned in Regulation S-K Item 10(b)(2).  Please revise your disclosure in response to prior comment 34 accordingly.

Response:  Revised.  We have revised the table in the “Product Pricing” by replacing the word “Income” with “Sales Price.”  The financial projections set forth in the table on page 31 are not intended to disclose Havaya’s revenues, net income, or earnings.  The table discloses the margin between the customers’ purchase price per unit and the costs to Havaya to purchase such kits and deliver them to its potential customers.  We have revised the document to clarify that the margin provided does not reflect our operating costs, including costs like advertising costs, marketing costs, cost of promotional offers, salaries for officers and other employees, cost of complying with reporting obligations, etc.  See the Second Amended Draft.

Our Competition, page 31

24.
We note your response to prior comment 36.  Please tell us how you objectively determined that the products you highlight are some of the “better known and/or widely available products in the marketplace.”  Please also tell us how you determined that the competitors named in the section are objectively representative of the marketplace.

Response:  Revised.  We determined that the products we highlighted were “widely available” based on the fact that they are available on the internet and may be shipped to locations throughout the continental United States.  We have revised the document to delete the phrase “better known.”  We determined that these competitors were objectively representative of the marketplace based on the following: (a) these companies include some large well-known companies, such as Proctor & Gamble, some smaller well-known companies, such as BrightSmile which operates several professional teeth whitening centers throughout the USA, as well as some small companies that are not as well-known that offer their products over the internet and in retail stores, (b) these companies offer products that are similar to the products that we plan to offer (either in composition or in the results that flow from their use), and (c) these companies offer their products at a range of prices that includes both high-end offerings and value-priced offerings, through a range of sales channels, such as the internet, retail sales, and specialty locations.  See the Second Amended Draft.

25.	We note that you have revised your disclosure to remove the chart in response to prior comment 37 but have not provided us with the requested information. We therefore reissue the comment.

Response:  The chart on page 35 was generated from information obtained from the websites of the companies that sell the competing products discussed in this section of the document; however, some of the prices were for products different than the products discussed in the preceding paragraphs of text.    Since the chart contained conflicting information, we removed the chart in response to prior comment 37.

Competitive Advantages, page 36

26.
Please expand your response to prior comment 38 to clarify how your product has each of the competitive advantages you disclose, particularly since it appears that competitors can – and perhaps do – sell the same product under a different label.

Response:  Revised.  We have expanded the discussion of our product’s competitive advantages to include additional disclosure as follows:  “While many of our competitors offer one or more of the individual advantages listed above, we believe that the concentration of all of the above-listed advantages in our product offering will give us a competitive advantage over our competitors.”

Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

Sources and Availability of Products and Supplies, page 37

27.
We note your response to prior comment 41 and amended disclosure on page 37.  Please revise to clarify what you mean by the phrase “same basic product.”  Please clearly disclose if you expect to sell different teeth whitening kits from different suppliers under the same label and disclose how the products might differ.

Response:  Revised.  We have revised the “Sources and Availability of Products and Supplies” section of the document to include additional disclosure as follows:  “By “basic teeth whitening product” we mean that the products will contain substantially the same ingredients, and any differences in the products supplied by different suppliers would be minor and immaterial with respect to their content and effectiveness.  We may sell different teeth whitening kits from different suppliers under the same private label in the event we enter into agreements with additional suppliers.  It is our intention that these kits will not differ in appearance or in their ingredients, but rather only the identity of the supplier of these kits will differ.”

Reports to Security Holders, page 39

28.	We note your response to prior comment 13. Please revise to disclose your plans with respect to registering under Section 12.

Response:  Revised.  We have revised the “Reports to Security Holders” section of the document to include additional disclosure regarding our plans with respect to registering under Section 12 as follows:  “While we intend to become a “reporting issuer” under Section 12 of the Securities Exchange Act of 1934, we are not currently a reporting company, but upon effectiveness of this registration statement we will be required to file reports with the SEC pursuant to the Securities Exchange Act of 1934, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.”

Future Sales, page 43

29.
Please provide us with your analysis supporting your statement regarding “one year” in response to prior comment 44.  Your response should show clearly how the one-year period is applicable to all outstanding securities.  Also, disclose when the one-year period ends.

Response:  Revised.  Our statement regarding “one year” was based on Rule 144(d)(ii), which provides as follows: “If the issuer of the securities is not, or has not been for a period of at least 90 days immediately before the sale, subject to the reporting requirements of section 13 or 15(d) of the Exchange Act, a minimum of one year must elapse between the later of the date of the acquisition of the securities from the issuer, or from an affiliate of the issuer, and any resale of such securities in reliance on this section for the account of either the acquiror or any subsequent holder of those securities.”

Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

We have revised the “Future Sales by Existing Stockholders” section of the document to include additional disclosure clarifying how the one-year period is applicable to all outstanding securities as follows:

“As of the date of this prospectus, there are 45 stockholders of record holding a total of 6,500,000 shares of our common stock.  All of our issued shares of common stock are "restricted securities", as that term is defined in Rule 144 of the Rules and Regulations of the SEC promulgated under the Securities Act.  Of these 6,500,000 shares, the 2,000,000 shares held by the Selling Stockholders are being registered in this offering and will be freely tradable without restriction or further registration under the Securities Act.  The 4,500,000 shares held by our “affiliates”, as such term is defined in Rule 144, are not being registered in this offering and may be sold in the public market commencing one year after their acquisition, subject to the availability of current public information, volume restrictions, and certain restrictions on the manner of sale.   Three million five hundred thousand (3,500,000) shares held by our affiliates have been held for over a year, and an additional one million (1,000,000) shares held by our affiliates will have been held for over a year by the end of April 2011.”

Certain Relationships and Related Transactions, page 44

30.	Please disclose when you received the $20,000 from the April 2010 financing.

Response:  Revised.  We have revised the “Certain Relationships and Related Transactions” section of the document to include additional disclosure with regard to the dates when we received the sums totaling $20,000 as follows:

“On April 22, 2010, the Company issued 750,000 shares of common stock to our President, Mr. Avraham Grundman for cash payment of $15,000 which was received by the Company in two installments on April 21 and April 22, 2010.”

“On April 22, 2010, the Company issued 250,000 shares of common stock to Mr. Benny Adler, our Secretary and Director for cash payment of $5,000 which was received by the Company on April 22, 2010.”

Description of Securities, page 44

31.
We note your amended disclosure in response to prior comment 48.  It remains unclear how the disclosure in the second full paragraph of page 45 concerning the entitlement of each stockholder to one vote is consistent with Section 3 of Article IV to your bylaws.  We therefore reissue the comment.

Response:  Revised.  We have revised the first sentence of the second full paragraph on page 45 of the document to clarify the stockholders’ voting rights as follows:  “In accordance with Section 3 of Article IV of our bylaws, each outstanding share of stock having voting power is entitled to one vote at a meeting of stockholders.”

Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

Penny Stock Regulations, page 49

32.	We note your revised disclosure on page 49 in response to prior comment 52. Please tell us your basis for concluding that Rule 15g-1 provides an exemption for individual accredited investors.

Response:  Revised.  We have revised the second sentence of the “Penny Stock Regulations” section in the document as follows:  “Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers prior to a transaction in a penny stock not otherwise exempt from those rules.”

Experts, page 49

33.	We note your response to prior comment 53; however, the opinion letter is not included in the prospectus. Please revise your disclosure to the contrary.

Response:  Revised.  The opinion letter is included in the registration statement, not the prospectus.  We have revised the final paragraph on page 49 of the document as follows:  “Certain legal matters, including the legality of the securities offered, will be passed upon for us by SRK Law Offices.”

Exhibit 10.1

34.	Please file the final, complete contract, including all signatures and all attachments like Exhibit A.

Response:  Revised.  A final, complete, signed copy of the supply agreement, with all attachments will be filed with this letter.  We request that Exhibit A attached to the document be given confidential treatment in accordance with Rule 406 as promulgated under the Securities Act of 1933 as the information in Exhibit A was the result of commercial negotiations between Havaya and Pacific Naturals and is confidential in its nature.

Exhibit 23.1

35.
We note that your auditors refer to their report as dated May 13, 2010.  However, we note that the auditors’ report on page F-2 is dated May 17, 2010.  Please revise accordingly so that the auditors’ report date is correctly referenced in this consent of independent auditors.

Response:  Revised.   The reference to May 13, 2010 in the auditors’ letter is a typographical error and has been corrected to May 17, 2010.  See the Second Amended Draft.

We trust that the responses provided above address the issues raised in the Staff Letter.  If you have any questions or require further clarification, please do not hesitate to contact at Tel: 1-800-878-5756.

Sincerely,

Avraham Grundman, President and Treasurer
Havaya Corp.

VIA EDGAR
cc:	Joseph McCann, Securities and Exchange Commission, Division of Corporation Finance -Edgar